Exhibit 99.1
FOR IMMEDIATE RELEASE — DECEMBER 8, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES NOVEMBER 2008 OPERATIONS UPDATE
Petroflow is pleased to provide an update regarding November 2008 operational results including the current status of its Oklahoma drilling activities.
Corporate Production Update
Our exit rate for the month of November, 2008 was 3,412 BOEs (20,471mcfe) per day, which reflects a 225 BOEs per day (7%) increase over the exit rate for October.
We averaged approximately 3,229 BOEs (19,371 mcfe) per day of production during November, of which approximately 15% was oil and 85% natural gas and associated liquids.
Oklahoma Drilling Activity
Petroflow continues to build on the expertise gained as well as the successes realized in the Hunton Resource Play in Oklahoma.
Mr. Sandy Andrew, COO of the Company, commented; “We are pleased with our ongoing growth in production rates. While we encountered some operational issues in October, these issues were resolved in a timely manner and the three producing wells affected are performing to expectations. Further, the finalization of our recent joint venture with Patron Energy LLC will add 4,600 net acres of land in just one of three new project areas within the Hunton Play. We expect that this expansion will position us for a new growth phase in Oklahoma”.
Following is a table outlining the status of our drilling activities in the Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at November 1, 2008	51
Wells brought on production to December 5, 2008	2
Wells currently drilling	3
Wells in completion phase	3
Salt water disposal wells drilled	4
Wells awaiting hookup	1

TOTAL	64

Other areas
Our Texas and Alberta properties continue to produce at a steady rate and provide a consistent cash flow for operations.

Exhibit 99.1
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.